

May 30, 2014

<u>Via E-Mail</u>
James E. Parisi
Chief Financial Officer
CME Group Inc.
20 South Wacker Drive
Chicago, IL 60606

> **Re: CME Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-31553**

Dear Mr. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 3, 2014

Cash Requirements, page 46

1. We note your disclosure on page 47 that debt obligations include repayment of the debt obligation as well as interest payments associated with the debt obligations. We also note that the amount of debt obligations included within the contractual obligations table on page 46 approximates the principal amount disclosed in note 8 on page 71. Please tell us the amount of interest payments included in your contractual obligations table, the contractual terms of your debt agreements relating to interest payments, and reconcile to the disclosure in note 8.

James E. Parisi
CME Group Inc.
May 30, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief